Filed by Humana Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Humana Inc.
Commission File No.: 001-05975
Date: October 6, 2015

The following FAQs and glossary were made available on Humana’s internal website on October 6, 2015:

As we continue to navigate the proposed Humana merger with Aetna, a wide variety of questions are naturally emerging. That’s why we are creating a series of FAQs on an ongoing basis for regular distribution via Hi! and other internal channels. Our goal is to provide accurate answers in the timeliest manner possible.

Please send future questions to associatecommunications@humana.com.

Thank you for your ongoing passion, dedication and engagement as we look forward to a bright future.

Benefits

We continue to receive questions about details of how specific benefits will be designed and offered following the transaction. These questions reference benefits such as:

•	401(k)/Retirement (future matching levels, loan transfers, Schwab as advisor, rollover)

•	PTO (program structure, treatment of accrued time)

•	Eligibility for full-time benefits

•	Relocation assistance

•	Other well-being programs (HumanaVitality & Points, WOW!, wellness partners)

•	Tuition Reimbursement

At this time, very few specifics about post transaction business operations are known. There will be a joint Aetna/Humana integration team established, and when specific details are available, we are committed to sharing them.

Compensation and Career Planning

Q:	In the Senate committee hearing, Mr. Bertolini said Humana associates who earn less than $16 per hour will get raises once the transaction closes. Can you tell us more?

A:
Further commentary would be at Aetna’s discretion. In the meantime, as guidance for our current policies, Humana uses multiple market surveys to market-price all roles each year using peer and non-peer comparator organizations to ensure that we pay market-competitive rates. Pay is based on several factors, including (but not limited to) scope, scale, and impact of the role; individual performance; and geographic location. Humana’s mix of businesses is different from Aetna’s, with Humana’s homecare and care-delivery programs offering pay structures that differ from those in core insurance, which is the majority of Aetna’s business.

Transaction Related

Q:	Information about the Aetna-Humana merger sometimes contain terms I’m not familiar with. Can you provide some definitions of frequently used terms?

A:	We understand the merger process can be confusing. To help, we have created a glossary of commonly used terms.

Q:	If the merger is completed in 2016, what will happen to our MAPD members who have a Humana plan?

A:	Following the closing, a member’s coverage, network of providers and how we work with them will continue as usual through the end of their applicable contract year.

Humana and Aetna Business Related

Q:	Have the respective stockholder votes been scheduled yet? When did/will they take place?

A:	The special meeting of Humana Inc. stockholders is scheduled for October 19, 2015. Please see the article we previously published in Hi! on September 10, 2015, regarding the stockholder vote.

Q:	What was the reaction of Humana and Aetna leadership to the Senate committee hearing on Sept. 22?

A:
We were glad that Aetna CEO Mark Bertolini had the opportunity to discuss with the committee how the proposed transaction advances each company’s vision of transforming the future of healthcare by providing more choices, higher quality, greater affordability, and more healthy days for our customers, as well as helping our provider partners do their best work. He emphasized increasing consumers’ healthy days as a key strategic goal for both companies -- and, when the transaction is complete, for the combined entity. He also testified to the strategic alignment between our two enterprises and to the strength of Humana’s Medicare Advantage plans and their related health-improvement programs.

Aetna Business Related

Q:           Why did Aetna hire a new head of HR?

A:
The position of Chief Human Resources Officer at Aetna has been vacant for some time. Until our transaction with Aetna is closed, our companies remain independent competitors. As such, it was appropriate for Aetna to fill this key position; it would be appropriate for us to do the same under the same circumstances. The new CHRO is for Aetna alone, not for the combined company, as that decision will be made as part of the overall transition process. In addition, once integration planning begins, it will be advantageous to the planning process for the position of Aetna CHRO to be filled in order to facilitate a smoother and more efficient transition.

Q:	Aetna also recently named a head of Aetna-Humana integration and a new head of their newly expanded Healthagen health services organization. How will these appointments affect us?

A:
Like Humana, Aetna remains an independent company until the transaction is closed. They continue to pursue their business objectives, just as we are doing, and these appointments are consistent with their strategy. The appointment of a head of the Aetna-Humana integration is a key next step in the process and will help to ensure a smooth transition as both companies continue to work toward completing the merger. The head of integration for Humana has not yet been named, but we expect that to occur as we progress through the process.

The list of terms below has been defined based upon what we know today.  Please look to future editions of the FAQs for any updates or additions to the glossary.

Acquisition – The purchase of a controlling interest or ownership of another company. Technically, the Aetna-Humana transaction is an acquisition that is being effected through a merger under Delaware law.

Attorney general – In the context of our proposed transaction, the state official responsible for leading state reviews of the effects of the transaction on competition within a given state.

Closing date – The date that the transaction is officially completed and Humana and Aetna become one entity. At this time, our transaction is currently expected to close in the second half of 2016.

Department of Justice (DOJ) – The U.S. federal agency that is responsible for leading the federal anti-trust review of the proposed Aetna-Humana transaction.

Federal anti-trust review – One step in the approval process conducted by the U.S. federal government (in this case, the Department of Justice) to ensure the transaction will not result in a combination that is anti-competitive. This process has started and is expected to conclude shortly prior to the closing date.

Integration team – A formal integration planning team that will include members from Aetna and Humana. The team will engage in conversations regarding the post-closing integration process, developing plans for combining our organizations. At this time, it has not been determined who will serve on the team, with the exception of the recently-appointed head of integration for Aetna.

Merger – When two or more companies combine to create a new entity. Our proposed merger is a combination of complementary capabilities, uniting Aetna’s focus on commercial products with Humana’s concentration on Medicare that will enable us to offer consumers a broader choice of products, access to higher quality and more affordable care, and a better overall experience in more geographic locations across the country.

Post-close – Refers to any action or event that happens after the closing date.

Proxy statement – A statement a publicly-traded company must file with the U.S. Securities and Exchange Commission when soliciting shareholder votes, to disclose meaningful financial and other material information relevant to making a voting decision. The joint Aetna-Humana proxy statement relating to the merger was filed August 28, 2015.

Securities and Exchange Commission (SEC) – The U.S. federal agency responsible for protecting investors in U.S. companies; maintaining fair, orderly, and efficient markets; and facilitating capital formation. The SEC requires public companies to disclose meaningful financial and other information to the public, in this case, information relating to the Aetna-Humana merger, so all investors have access to certain basic facts about a company before making an investment decision.

Shareholder/Stockholder – Any individual or institution that owns shares of stock in a public company. Humana is organized under the laws of the State of Delaware, which refer to such owners as “stockholders,” while Aetna is organized under Pennsylvania law, which refers to such owners as “shareholders.”

Shareholder/Stockholder vote – One step in the merger approval process.  Humana stockholders must approve the transaction agreement, and Aetna shareholders must approve the issuance of Aetna stock in the transaction. Meetings of the companies’ respective stockholders/shareholders are scheduled to take place October 19, 2015.

State departments of insurance – Agencies authorized under state law to hold regulatory authority over the insurance industry within that state.

State department of insurance reviews – One step in the approval process, conducted by various state departments of insurance, to consider the financial viability of the combined entity, consumer protection concerns, anti-trust, and other issues. This process has started and is expected to conclude shortly prior to the closing date.

Important Information for Investors and Stockholders

These materials do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), on August 28, 2015, Aetna filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, containing a joint proxy statement/prospectus of Aetna and Humana, and each of Aetna and Humana has filed and will file other documents with respect to the proposed acquisition of Humana. The registration statement was declared effective on August 28, 2015, and Aetna and Humana commenced mailing the definitive joint proxy statement/prospectus to Humana’s stockholders and Aetna’s shareholders on or about September 1, 2015. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-2402. Copies of the documents filed with the SEC by Humana are available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3622.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015, May 26, 2015 and July 2, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

These materials contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in these materials regarding Aetna and Humana that are forward-looking, including projections as to the anticipated benefits of the pending transaction, increased membership as a result of the pending transaction, the impact of the pending transaction on Aetna’s and Humana’s businesses and share of revenues from government business, the impact of the transaction on Aetna’s and Humana’s operating earnings per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), revenues and parent cash flows, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s and Humana’s control. In particular, projected financial information for the combined businesses of Aetna and Humana is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s and Humana’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s and Humana’s health insurance exchange products)); the profitability of Aetna’s and Humana’s public health insurance exchange products, where membership is higher than Aetna or Humana projected and may have more adverse health status and/or higher medical benefit utilization than Aetna or Humana projected; uncertainty related to Aetna’s and Humana’s accruals for health care reform’s reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s and Humana’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s and Humana’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will continue to significantly impact Aetna’s and Humana’s business operations and financial results, including Aetna’s and Humana’s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and Aetna and Humana will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s or Humana’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s or Humana’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s or Humana’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s and Humana’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s and Humana’s ability to diversify Aetna’s and Humana’s sources of revenue and earnings, transform Aetna’s and Humana’s business model, develop new products and optimize Aetna’s and Humana’s business platforms; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna or Humana; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s and Humana’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s and Humana’s payment practices with respect to out-of-network providers and/or life insurance policies; Aetna’s and Humana’s ability to integrate, simplify, and enhance Aetna’s and Humana’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s and Humana’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s and Humana’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna’s and Humana’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna and Humana offers; Aetna’s and Humana’s ability to demonstrate that Aetna’s and Humana’s products and processes lead to access to quality affordable care by Aetna’s and Humana’s members; Aetna’s and Humana’s ability to maintain Aetna’s and Humana’s relationships with third-party brokers, consultants and agents who sell Aetna’s and Humana’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s or Humana’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government’s debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition. For more discussion of important risk factors that may materially affect Humana, please see the risk factors contained in Humana’s 2014 Annual Report on Form 10-K (“Humana 2014 Annual Report”) on file with the SEC. You should also read Humana’s 2014 Annual Report and Humana’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Humana’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana. Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

10/6/15